BOSS StartUp Science, Inc.

(a Delaware Corporation)

Unaudited Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

BOSS StartUp Science, Inc.

Table of Contents





Independent Accountant's Review Report

December 19, 2025
To: Board of Directors of BOSS StartUp Science, Inc.
Re: 2024-2023 Financial Statement Review– BOSS StartUp Science, Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of BOSS StartUp Science, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of BOSS StartUp Science, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 19, 2025





BOSS StartUp Science, Inc.
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 55,897	$ 146,366
Accounts Receivable	2,510	65
Prepaid expense and other current assets	-	8,633
Total Current Assets	58,407	155,064
Noncurrent Assets		
Intangible assets	3,506	6,742
Total Other Assets	3,506	6,742
Total Assets	$ 61,913	$ 161,806
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 9,425	$ 15,918
Credit cards	482	5,115
Deferred revenue	66,653	83,317
Due to related party	38,454	-
Notes payable - related party, current	85,000	-
Total Current Liabilities	200,014	104,350
Long-Term Liabilities		
Notes payable - related party, long-term	505,000	305,000
Contractual return liability	300,000	-
Convertible notes payable, long-term	4,594,000	3,794,000
Accrued interest on convertible note	-	168,225
Total Long-Term Liabilities	5,399,000	4,267,225
Total Liabilities	5,599,014	4,371,575
Stockholders' Equity		
Common Stock, $0.000001 par value; 27,000,000 shares authorized; 7,490,000 shares issued and outstanding as of December 31, 2024	7	-
Additional Paid in Capital	189,778	-
Retained Earnings/ (Accumulated deficit)	(5,726,886)	-
Members' equity	-	(4,209,769)
Total Stockholders' Equity	(5,537,101)	(4,209,769)
Total Liabilities and Stockholders' Equity	$ 61,913	$ 161,806

The accompanying footnotes are an integral part of these financial statements.

BOSS StartUp Science, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

		2024		2023
Revenues	$	35,899	$	35,023
Cost of goods sold		(22,896)		(29,167)
Gross profit		13,003		5,856
Operating Expenses				
Advertising and marketing		153,824		234,867
General and administrative		73,919		71,827
Salaries and wages		662,461		858,528
Professional services		420,410		399,053
Amortization		3,236		3,236
Total Operating Expenses		1,313,850		1,567,511
Other Income				
Gain on forgiveness of interest expense		168,225		-
Loss on guaranteed return obligation		(200,000)		-
Interest expense		-		(123,697)
Other expense		-		(60,707)
Other income		5,290		7,886
Total Other income		(26,485)		(176,518)
Net Income (Loss)	$	(1,327,332)	$	(1,738,173)

The accompanying footnotes are an integral part of these financial statements.

BOSS StartUp Science, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Members' equity	Common Stock Shares	Value ($ par)	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance as of December 31, 2022	$ (2,471,596)	-	$ -	$ -	$ -	$ (2,471,596)
Net loss	(1,738,173)	-	-	-	-	(1,738,173)
Balance as of December 31, 2023	(4,209,769)	-	-	-	-	(4,209,769)
Net loss	(1,327,332)	-	-	-	-	(1,327,332)
Subtotal before conversion	(5,537,101)	-	-	-	-	(5,537,101)
Conversion to C-Corp on 12/31/2024	5,537,101	7,490,000	7	189,778	(5,726,886)	-
Balance as of December 31, 2024	$ -	7,490,000	$ 7	$ 189,778	$ (5,726,886)	$ (5,537,101)

The accompanying footnotes are an integral part of these financial statements.

BOSS StartUp Science, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,327,332)	$ (1,738,173)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Gain on forgiveness of interest expense	(168,225)	-
Loss on guaranteed return obligation	200,000	-
Amortization	3,236	3,236
Changes in operating assets and liabilities:		
Accounts receivable	(2,445)	(65)
Prepaid expense	8,633	(8,633)
Accounts payable	(6,493)	15,918
Credit cards	(4,633)	5,727
Deferred revenue	(16,664)	83,317
Due to related party	38,454	-
Accrued interest on convertible note	-	123,637
Net cash used in operating activities	(1,275,469)	(1,515,036)
Cash Flows from Financing Activities		
Proceeds from notes payable	285,000	305,000
Proceeds from contractual return liability	100,000	-
Proceeds from convertible note	800,000	779,587
Net cash provided by financing activities	1,185,000	1,084,587
Net change in cash and cash equivalents	(90,469)	(430,449)
Cash and cash equivalents at beginning of year	146,366	576,815
Cash and cash equivalents at end of year	$ 55,897	$ 146,366
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Boss StartUp Science, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on December 29, 2020. The Company provides a suite of tools, educational content, and operational resources designed to support founders, investors, accelerators, and nonprofits within the startup ecosystem.

The Company was initially formed as a limited liability company (LLC) in Delaware on December 29, 2020, and subsequently converted to a corporation on December 31, 2024.

On December 11, 2025, the Company changed its name to StartUp Science Inc.

The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company has $55,897 and $146,366, respectively, in cash and cash equivalents.

Receivables and Credit Policy

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

Trade accounts receivable are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assess the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2024 and 2023, the Company had accounts receivable of $2,510 and $65, respectively.

Prepaid Expense

Prepaid expense consist primarily of annual subscription fees paid in advance for services to be received over a future period. These amounts are initially recorded as assets and are amortized on a straight-line basis over the term of the related service period

Intangible Assets

The Company's intangible assets consist of a Boss StartUp book rights acquired from the founder Gregory Shepard. Amortization expense is recognized in the statement of operations. The Company reviews the intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 3).

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $47,879 and $15,918, respectively, as of December 31, 2024 and 2023.

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

Deferred Revenue

Deferred revenue consists of payments received in advance for license agreements. Revenue is recognized over the term of the license as the performance obligations are satisfied. The Company records deferred revenue when cash payments are received prior to the recognition of the related revenue. Deferred revenue is classified as a liability until the associated revenue is earned.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is primarily derived from license agreements that provide customers with access to the Company's digital tools, educational content, and operational resources over a defined term. These agreements typically include a single performance obligation, which is satisfied over time as the customer receives continuous access to the licensed content and services. As such, revenue is recognized on a straight-line basis over the license period.

In certain cases, the Company also provides additional services, such as onboarding or consulting. These services are considered separate performance obligations and are recognized as revenue when the services are rendered.

When consideration is received from customers in advance of the Company fulfilling its performance obligations, it is recorded as deferred revenue. Revenue is subsequently recognized as the performance obligations are satisfied over time.

Cost of Goods Sold

Cost of goods sold consists primarily of data licensing fees. These costs relate to the access and use of proprietary company and investor data integrated into the Company's platforms provided to clients. The fixed and variable fees are recognized on a straight-line basis over the service period as the Company receives access to the data and fulfills its platform delivery obligations. COGS also includes other direct costs associated with maintaining and operating the Company's client-facing solutions.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $153,824 and $234,867, respectively.

Income Taxes

Prior to January 1, 2024, the Company operated as a limited liability company (LLC) and was classified as a partnership for federal and state income tax purposes. Accordingly, the Company's taxable income or loss was reported on the individual tax returns of its members, and no provision for income taxes was recorded in the Company's financial statements during that period.

Effective January 1, 2024, the Company elected to be treated as a C corporation for federal and applicable state income tax purposes. As a result, the Company's 2024 income tax return will be filed as a C corporation. For legal purposes, the Company converted to a C corporation effective

December 31, 2024. As of the date of these financial statements, the Company has not yet filed its 2024 federal and state income tax returns.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if, in management's judgment, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2024, the Company had cumulative net operating loss carryforwards amounting to $5,726,886. These carryforwards give rise to a deferred tax asset amounting to $1,202,646, calculated using the 21% U.S. federal statutory tax rate. Realization of the deferred tax asset is dependent upon generating future taxable incomes. Because of the Company's history of operating losses, management has determined that it is more likely than not that the deferred tax asset will not be realized and, accordingly, has recorded a full valuation allowance against the deferred tax asset.

The Company evaluates its tax positions in accordance with ASC 740, *Income Taxes*, and recognizes a liability for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination. As of December 31, 2024, the Company had no unrecognized tax benefits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLE ASSETS AND RELATED PARTY TRANSACTIONS

On January 15, 2021, the Company entered into a Contribution Agreement with BOSS Capital Partners, Inc. ("BCP") to acquire certain intellectual property and related assets, including book drafts, domain names, and other content (the "Contributed Assets"). Under the terms of the agreement, the Company agreed to purchase the Contributed Assets for $90,000, payable in eight equal quarterly installments of $11,250 over a two-year period. The Company did not assume any liabilities of BCP under the agreement.

The transaction was conducted with a related party. Gregory Shepard, the Company's Chief Executive Officer, is also the founder of BCP. Mr. Shepard holds his ownership interests through Drapehs, LLC, a single-member limited liability company he owns. Drapehs, LLC holds approximately 30% ownership in the Company and approximately 50% ownership in BCP. As such, BCP is considered a related party under ASC 850, *Related Party Disclosures*.

Subsequent to the transaction, the Company received a refund of $73,820 from Forbes in connection with the cancellation of certain publishing and marketing services that had been associated with the Contributed Assets. In accordance with U.S. GAAP, the refund was accounted for as a reduction in the cost basis of the intangible asset rather than as income, as the refund related to services that were never utilized by the Company. As a result, the total capitalized cost of the intangible asset was reduced from $90,000 to $16,180.

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

The intangible asset is being amortized on a straight-line basis over an estimated useful life of five years (60 months). Amortization expense for the years ended December 31, 2021, 2022, and 2023 was $2,966, $9,438 (including catch-up amortization), and $3,236, respectively. Estimated amortization expense for each of the next three fiscal years is as follows:

Year	Amortization Expense
2024	$3,236
2025	$3,236
2026	$3,236
Thereafter	$1,070

As of December 31, 2023, the net carrying amount of the intangible asset was $9,708.

NOTE 4 – DUE TO RELATED PARTY

As of December 31, 2024, the Company had a payable of $38,454 due to its Chief Executive Officer Greg Shepard related to reimbursable travel expenses. This amount was non-interest bearing and was recorded as a current liability under "Due to Related Party." The liability was fully settled in April 2025.

NOTE 5 – NOTES PAYABLE – RELATED PARTY

As of December 31, 2024 and 2023, the Company had outstanding related party notes payable totaling $590,000 and $305,000, respectively. These amounts represent both cash loans and promissory notes issued in connection with deferred compensation arrangements.

During 2023, the Company entered into compensation agreements with key employees Gary Horn, Gerardo Ortiz, and Gregory Shepard. Under these agreements, a total of $305,000 in earned but unpaid compensation was recorded as a liability. In 2024, an additional $200,000 in deferred compensation was incurred, exclusively related to Gregory Shepard. The Company formalized the outstanding deferred compensation obligations by issuing promissory notes in favor of the respective employees. These promissory notes bear interest at a contractual rate of 18% per annum; however, the employees have formally waived their right to receive any interest. As such, no interest expense was recorded in connection with these notes. The notes are classified as long-term liabilities as of December 31, 2024 and 2023.

In addition, as of December 31, 2024, the Company received cash totaling $85,000 from Founder, Gregory Shepard. During 2024, the shareholder loan did not have any specified maturity date or interest rate. This loan was paid in full in 2025 (see Note 11).

All related party promissory notes, including those issued in settlement of deferred compensation, are classified as long-term liabilities as of December 31, 2024 and 2023.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

As of December 31, 2024 and 2023, the Company had outstanding convertible notes payable totaling $4,594,000 and $3,794,000, respectively. These notes were issued across multiple funding rounds between 2021 and 2024 under the Company's Convertible Promissory Note Purchase Agreement.

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

The notes bear simple interest at annual rates ranging from 0% to 4%, with maturity dates ranging from January 1, 2027 to August 28, 2028. Interest and principal are payable in full at maturity unless earlier converted or prepaid. For the year ended December 31, 2023, interest expense recognized on the convertible notes amounted to $123,697. Accrued interest payable outstanding as of December 31, 2023 amounted to $168,225.

Each note is convertible, at the election of the holder, into Class B Common Units of the Company at a fixed conversion price established at issuance. The conversion prices range from $50.6346 to $164.40, depending on the specific tranche. Conversion may occur voluntarily at any time prior to repayment or maturity, including upon a sale of the Company, and is subject to the holder's execution of a joinder agreement to the Company's operating agreement.

As of December 31, 2024, the total accrued interest on the convertible notes amounted to $168,225. During the year then ended, the noteholders waived their right to receive such interest. Accordingly, the Company reversed the accrued interest expense and recognized a gain of $168,225 in the income statement under "Gain on Forgiveness of Interest Expense."

The Company evaluated the embedded conversion features in accordance with applicable guidance under ASC 470-20 and ASC 815 and determined that the features are clearly and closely related to the debt host instrument. As such, no bifurcation or separate derivative accounting was required. The notes are recorded at amortized cost and classified as long-term liabilities as of December 31, 2024.

NOTE 7 – CONTRACTUAL RETURN LIABILITY

In November 2024, the Company entered into two separate agreements with investors, receiving a total of $100,000 in proceeds. Under the terms of each agreement, the respective investor is contractually entitled to receive three times the investment amount ($150,000) upon the occurrence of a defined Liquidity Event, which includes either a change of control or an initial public offering. These agreements do not confer any voting rights, equity interests, or rights to dividends.

The total obligation of $300,000 is guaranteed and unconditional. As the timing of the Liquidity Event is not reasonably determinable, the Company recognized the full amount of the obligation as a non-current liability under the account title "Contractual Return Liability" as of December 31, 2024.

The excess of the guaranteed return over the cash proceeds received—$200,000—was recorded as "Loss on Guaranteed Contractual Obligation" in the income statement for the year ended December 31, 2024.

NOTE 8 – EQUITY

Members' Equity and Stockholders' Equity

As of December 31, 2023, the Company operated as a limited liability company (the "LLC"). Under the LLC structure, equity was presented as members' equity, and profits and losses were allocated in accordance with the Company's operating agreement. As of December 31, 2023, the Company had 74,900 membership units issued and outstanding.

On December 31, 2024, the Company converted from an LLC to a Delaware C-Corporation. In connection with the conversion, the Company adopted an Amended and Restated Certificate of

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

Incorporation on December 11, 2025, which authorizes the issuance of 27,000,000 shares of common stock, consisting of 9,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, each with a par value of $0.000001 per share.

Upon the filing of the Amended and Restated Certificate of Incorporation on December 11, 2025, the Company effected a 1-for-100 forward stock split of its authorized, reserved, and issued and outstanding common stock. In connection with the amendment, the par value of the Company's common stock was changed from $0.0001 per share to $0.000001 per share. As a result of the forward stock split, the Company's outstanding equity increased from 74,900 shares to 7,490,000 shares of Class A common stock.

Although the amendment was legally effective on December 11, 2025, all issued and outstanding share information has been retroactively adjusted to reflect the stock split for all periods presented.

As of December 31, 2024, the Company had 7,490,000 shares of Class A common stock issued and outstanding, and no shares of Class B common stock were issued or outstanding.

The conversion from an LLC to a C-Corporation did not result in a change in the total amount of equity but affected its classification and presentation. Members' equity as of December 31, 2023, was reclassified into common stock, additional paid-in capital, and accumulated deficit as of December 31, 2024.

All share and per-share amounts presented in the accompanying financial statements have been retroactively adjusted to reflect the forward stock split.

Warrants

From August 2022 through March 2024, the Company issued warrants to certain unitholders and investors in connection with convertible note agreements and as part of inducement arrangements. These warrants provide the holders the right to purchase common stock at a fixed exercise price and are exercisable for a period of approximately five years from the date of issuance.

The warrants were issued at exercise prices ranging from $0.01 to $100.00 per warrant. At the time of issuance, the fair market value of the underlying equity ranged from $143.07 to $181.31 per unit or share, resulting in a bargain element per warrant ranging from $43.07 to $181.30. A total of 9,019 warrants were issued through December 31, 2024, representing an aggregate bargain element of approximately $954,677.

Warrants associated with convertible notes were issued concurrently with the debt and are generally equity-classified. Certain warrants were also issued as inducement instruments and were accounted for as share-based compensation in accordance with ASC 718. The fair value of these awards was determined on the grant date using either observable inputs or appropriate valuation techniques.

As of December 31, 2024, all warrants remain outstanding and unexercised. Expiration dates for these warrants range from August 31, 2027 to March 4, 2029.

Stock Options

The Company previously maintained a 2021 Equity Incentive Plan under which equity awards could be granted to employees, directors, and consultants. In connection with the Company's conversion from a limited liability company to a Delaware C-Corporation, the Company's Board of Directors approved the termination of the 2021 Equity Incentive Plan, and determined that no awards under the prior plan were outstanding and that any prior grants were unissued, null and void.

On December 31, 2024, the Board of Directors approved the adoption of the 2025 Omnibus Equity Plan, subject to stockholder approval. The 2025 Omnibus Equity Plan provides for the issuance of equity-based awards, including stock options, restricted stock, and restricted stock awards, to employees, non-employee directors, and consultants. The Company reserved 5,400,000 shares of Class B common stock for issuance under the 2025 Omnibus Equity Plan.

As of December 31, 2024, no equity awards had been granted or were outstanding under the 2025 Omnibus Equity Plan.

Profits Interest Units

On January 16, 2021, the Company granted a total of 13,065 Profits Interest Units ("PIUs") to five service providers. The PIUs were granted pursuant to the Company's equity incentive arrangements and are intended to qualify as "profits interests" for U.S. federal income tax purposes.

Each PIU grant was subject to a profits interest hurdle of $3.37 per unit, which represents the threshold equity value above which the holders are entitled to participate in the appreciation in the Company's value. The PIUs collectively represented 11.55% of the Company's outstanding equity interest on a fully diluted basis at the time of grant.

The PIUs were granted in exchange for services and are subject to the terms and conditions of the applicable award agreements, including potential forfeiture provisions and other restrictions. The original grants were subsequently adjusted based on a conversion ratio of 0.9826, resulting in a total of 13,065 converted PIUs outstanding as of December 31, 2024. All PIUs remain outstanding and have not been forfeited or cancelled as of the reporting date.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 10 – GOING CONCERN

The Company has incurred recurring losses from operations, including net losses of approximately $1.4 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had an accumulated deficit of approximately $5.7 million and $4.2 million, respectively.

Management has evaluated the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The Company's ability to continue its operations and meet its obligations as they become due is dependent on its ability to raise additional capital through future equity and convertible note financings.

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

While management believes it will be able to secure such funding, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company's Board of Directors approved the conduct of a securities crowdfunding offering pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. The Company intends to raise up to $1,200,000 through the issuance of simple agreements for future equity ("SAFEs"), to be offered through a registered broker-dealer operated by WeFunder Portal, LLC.

Issuance of Simple Agreements for Future Equity

In February 2025, the Company issued Simple Agreements for Future Equity (SAFEs) with an aggregate principal amount of $100,000. An additional SAFE was issued in June 2025 for $50,000. Another SAFE was issued in December 2025 for $55,000. These SAFEs provide for conversion into equity upon a qualified financing event, subject to valuation caps ranging from $19.0 million to $22.0 million.

Issuance of Promissory Note and Conversion to SAFE

In April 2025, the Company entered into a $390,000 promissory note agreement with a founder, Gregory Shepard. The note bears interest at 9% per annum beginning May 1, 2025, and matures on April 18, 2028.

In November 2025, the Company converted the note into a SAFE.

Issuance of Stock

In January 2025, the Company issued 1,613,400 Class B shares upon the conversion of convertible notes totaling $2,535,001. In addition, 1,283,800 Class B shares were issued upon the conversion of Profits Interest Units in January 2025.

Later in September 2025, the Company issued 240,900 shares of Class B Stock for $290,000.

Asset Purchases

In 2025, the Company completed two asset acquisitions to expand and enhance its software platform. The transactions involved the acquisition of software-related assets only, and no equity securities, warrants, or other equity-linked instruments were issued in connection with these acquisitions. The acquisitions included certain software and related intellectual property assets of Startup Stack, Inc. for $50,000 in cash, subject to customary holdback provisions and issued a warrant to the owner for 81,500 Class B Units.

BOSS STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(UNAUDITED)

In September 2025, the Company acquired certain software and related intellectual property assets of Startup Benefits EU for $20,000 in cash.

Repayment of Due to Related Party and Related Party Notes Payable

In April 2025, the Company fully settled the balance of $38,454 due to a related party and the $85,000 note payable to a founder, Gregory Shepard, both of which were outstanding as of December 31, 2024.

Management's Evaluation

Management has evaluated subsequent events through December 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.